Filed Pursuant to Rule 424(b)(2)
Registration No. 333-125383

Prospectus Supplement
(To Prospectus dated June 30, 2005)

1,150,000 Shares

Assured Guaranty Ltd.

Common Shares

ACE Limited, through a subsidiary (collectively, “ACE”), is offering 1,150,000 of our common shares in this offering. We will not receive any of the proceeds from the sale of the common shares by ACE. The common shares are listed on the New York Stock Exchange under the symbol “AGO.” The last reported sale price of the common shares on December 15, 2006 was $27.31 per share.

See “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference herein, to learn about risks you should consider before investing in our common shares.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriter has agreed to purchase the common shares from ACE at a price of $26.65 per share which will result in $30,647,500 of proceeds to ACE.

The underwriter may offer the common shares in transactions on the NYSE, in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices.

The underwriter expects to deliver the common shares against payment in New York, New York on December 21, 2006.

Banc of America Securities LLC

Prospectus Supplement dated December 18, 2006

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We and the selling shareholder have not, and the underwriter has not, authorized anyone to provide you with different information. We and the selling shareholder are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

ABOUT THIS PROSPECTUS SUPPLEMENT

You should rely only on information contained in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference herein and therein. We have not, and the underwriter has not, authorized anyone to provide you with information that is different. The information in this prospectus supplement and the accompanying prospectus may only be accurate as of the date of this prospectus supplement.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of common shares and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

We have obtained consent from the Bermuda Monetary Authority for the issue and transfer of our common shares to and between persons regarded as non-resident in Bermuda for exchange control purposes, provided our common shares remain listed on an appointed stock exchange, which include the New York Stock Exchange, Inc. Issues and transfers of common shares to any person regarded as resident in Bermuda for exchange control purposes may require the specific prior approval from the Bermuda Monetary Authority. The Bermuda Monetary Authority accepts no responsibility for the financial soundness of any proposal or for the correctness of any of the statement made or opinions expressed in this prospectus supplement.

Any person who, directly or indirectly, becomes a holder of at least 10 per cent., 20 per cent., 33 per cent., or 50 per cent. of the common shares must notify the Bermuda Monetary Authority in writing within 45 days of becoming such a holder or 30 days from the date they have knowledge of having such a holding, whichever is later. The Bermuda Monetary Authority may, by written notice, object to such a person if it appears to the Bermuda Monetary Authority that the person is not fit and proper to be such a holder. The Bermuda Monetary Authority may require the holder to reduce their holding of common shares in the Company and direct, among other things, that voting rights attaching to the common shares shall not be exercisable. A person that does not comply with such a notice or direction from the Bermuda Monetary Authority will be guilty of an offence.

For so long as we have as a subsidiary an insurer registered under the Insurance Act 1978 (as amended) of Bermuda, the Bermuda Monetary Authority may at any time, by written notice, object to a person holding 10 per cent. or more of the Company’s common shares if it appears to the Bermuda Monetary Authority that the person is not or is no longer fit and proper to be such a holder. In such a case, the Bermuda Monetary Authority may require the shareholder to reduce its holding of common shares in the Company and direct, among other things, that such shareholder’s voting rights attaching to the common shares shall not be exercisable. A person who does not comply with such a notice or direction from the Bermuda Monetary Authority will be guilty of an offence.

References in this prospectus supplement and the accompanying prospectus to “Assured Guaranty,” “we,” “us,” “our” and the “Company,” refer to Assured Guaranty Ltd. and, unless the context otherwise requires or unless otherwise stated, its subsidiaries.

PROSPECTUS SUPPLEMENT SUMMARY

This summary contains basic information about Assured Guaranty and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing in the common shares. You should read this entire prospectus supplement, our financial statements and the notes thereto incorporated by reference into this prospectus supplement, and the accompanying prospectus carefully before making an investment decision.

Assured Guaranty

Assured Guaranty Ltd. is a Bermuda-based holding company that provides, through our operating subsidiaries, credit enhancement products to the public finance, structured finance and mortgage markets. Credit enhancement products are financial guaranty or other types of support, including credit derivatives, that improve the credit of underlying debt obligations. We apply our credit expertise, risk management skills and capital markets experience to develop insurance, reinsurance and derivative products that meet the credit enhancement needs of our customers. Under a reinsurance agreement, the reinsurer, in consideration of a premium paid to it, agrees to indemnify another insurer, called the ceding company, for part or all of the liability of the ceding company under one or more insurance policies that the ceding company has issued. A derivative is a financial instrument whose characteristics and value depend upon the characteristics and value of an underlying security or commodity. We market our products directly and through financial institutions, serving the U.S. and international markets.

Assured Guaranty Ltd. was incorporated in Bermuda in August 2003. Its principal executive offices are at 30 Woodbourne Avenue, Hamilton HM 08 Bermuda, and its telephone number is (441) 296-4004. We operate through wholly-owned subsidiaries including Assured Guaranty Corp. (“AGC”), Assured Guaranty Re Ltd. (“AG Re”), Assured Guaranty (UK) Ltd. and Assured Guaranty Finance Overseas Ltd. (“AGFOL”). Our principal operating subsidiaries are AGC and AG Re.

•       AGC, a Maryland-domiciled insurance company, was organized in 1985 and commenced operations in January 1988, provides insurance and reinsurance of investment grade financial guaranty exposures, including municipal and non-municipal reinsurance, and credit default swap transactions. Prior to April 2004, AGC also wrote trade credit reinsurance, but has ceased writing this business since our initial public offering. AGC owns 100% of Assured Guaranty (UK) Ltd., a United Kingdom (“UK”) incorporated company licensed as a UK insurance company, and Assured Value Insurance Company (formerly Assured Guaranty Risk Assurance Company), a Maryland domiciled insurance company.

•       AG Re is incorporated under the laws of Bermuda and is licensed as a Class 3 Insurer and a Long-Term Insurer under the Insurance Act 1978 and related regulations of Bermuda. AG Re directlyowns Assured Guaranty Overseas US Holdings Inc., a Delaware corporation. AG Re indirectly owns, through a United States holding company, the entire share capital of a Bermuda reinsurer, Assured Guaranty Re Overseas Ltd. (“AGRO” and, together with AG Re, our “Bermuda Subsidiaries”). AGRO, in turn, owns Assured Guaranty Mortgage Insurance Company (“Assured Guaranty Mortgage”), a New York corporation. AG Re and AGRO underwrite financial guaranty and residential mortgage reinsurance. AG Re and AGRO write business as direct reinsurers of third-party primary insurers and as reinsurers/retrocessionaires of certain affiliated companies and also provide portfolio credit default swaps, where the counterparty is usually an investment bank.

•       AGFOL, based in the UK, is regulated by the Financial Services Authority as an Arranger that markets and sources derivative transactions. AGFOL does not itself take risk in the transactions it arranges or places, and may not hold funds on behalf of its customers.

The Offering

Issuer	Assured Guaranty Ltd.
Selling Shareholder	ACE Bermuda Insurance Ltd, a subsidiary of ACE Limited
Common shares offered	1,150,000
Common shares to be held by ACE after this offering	19,157,401
Use of Proceeds	We will not receive any proceeds from this offering of common shares.
Dividends

Holders of our common shares are entitled to receive dividends when, as and if declared by our board of directors. During 2006 we paid quarterly dividends to holders of our common shares of $0.035 per share.

NYSE Symbol	AGO
Risk Factors

For a discussion of risks associated with an investment in our common shares, please see the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2005, which we refer to as our 2005 Form 10-K.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of common shares in this offering. The selling shareholder will receive all of the proceeds from this offering. We have agreed to pay substantially all of the expenses of this offering.

SELLING SHAREHOLDER

As of November 30, 2006, ACE owned 26,000,000 of our common shares, representing approximately 35.6% of our common shares outstanding. On December 7, 2006, one of our subsidiaries agreed to purchase 5,692,599 of our common shares from ACE at $26.35 per share. After giving effect to such purchase and this offering, ACE will own approximately 28.4% of our common shares then outstanding.

PRICE RANGE OF COMMON SHARES AND DIVIDEND POLICY

Our common shares have been listed for trading on the NYSE under the symbol “AGO” since April 22, 2004. The following table sets forth on a per share basis the high and low closing prices for consolidated trading in our common shares as reported on the NYSE and dividends for the quarters indicated.

	Price Range of Common Shares		Dividend Paid
	High	Low	per Share
2004
Second Quarter	$18.40	$16.15	$—
Third Quarter	17.50	14.90	0.03
Fourth Quarter	19.80	15.93	0.03
2005
First Quarter	$19.92	$17.51	$0.03
Second Quarter	23.48	17.31	0.03
Third Quarter	24.52	21.33	0.03
Fourth Quarter	27.42	21.45	0.03
2006
First Quarter	$27.45	$24.64	$0.035
Second Quarter	26.03	23.50	0.035
Third Quarter	27.40	24.40	0.035
Fourth Quarter (through December 15, 2006)	27.37	24.40	0.035

The closing price of our common shares on the NYSE on December 15, 2006 was $27.31.

As of December 18, 2006, there were 116 holders of record of our common shares. This number excludes beneficial owners of common shares held in “street name”.

UNDERWRITING

We, the selling shareholder and Banc of America Securities LLC have entered into an underwriting agreement with respect to the common shares being offered and sold in this offering. Subject to certain conditions, the underwriter has agreed to purchase the number of shares indicated on the cover page of this prospectus supplement.

The underwriter may receive from purchasers of the shares normal brokerage commissions in amounts agreed with such purchasers.

The underwriter proposes to offer the common shares from time to time for sale in one or more transactions in the NYSE, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. In connection with the sale of the common shares offered hereby, the underwriter may be deemed to have received compensation in the form of underwriting discounts. The underwriter may effect such transactions by selling common shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriter and / or purchasers of common shares for whom they may act as agents or to whom they may sell as principal.

In connection with the offering, the underwriter may purchase and sell common shares in the open market. These transactions may include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of shares than it is required to purchase in the offering. The underwriter will need to close out any short sale by purchasing shares in the open market. The underwriter is likely to create a short position if it is concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering.

Purchases to cover a short position, as well as other purchases by the underwriter for its own account, may have the effect of preventing or retarding a decline in the market price of the company’s shares, and may maintain or otherwise affect the market price of the common shares. As a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on NYSE, in the over-the-counter market or otherwise.

We and the selling shareholder have agreed with the underwriter, subject to certain exceptions, not to offer, sell or otherwise dispose of or hedge our common shares or securities convertible into or exchangeable for common shares during the period from the date of this prospectus supplement continuing through the date 30 days after the date of this prospectus supplement, except with the prior written consent of the underwriter.

We estimate that our total expenses of this offering, excluding any deemed underwriting discounts and commissions, will be approximately $150,000.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriter and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

LEGAL MATTERS

Certain matters as to U.S. law in connection with this offering will be passed upon for us and the selling shareholder by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois. The validity of the issuance of common shares under Bermuda law will be passed upon for us by Conyers Dill & Pearman, Hamilton, Bermuda. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

PROSPECTUS

26,000,000 Common Shares

This prospectus relates to 26,000,000 common shares of Assured Guaranty Ltd. to be offered for sale by a subsidiary of ACE Limited (we collectively refer to ACE and that subsidiary as “ACE”), which is currently our largest shareholder. The distribution of the common shares by ACE may be effected from time to time, including:

•       in underwritten public offerings;

•       in ordinary brokerage transactions on securities exchanges, including the New York Stock Exchange;

•       to or through brokers or dealers who may act as principal or agent; or

•       in one or more negotiated transactions.

The brokers or dealers through or to whom the common shares may be sold may be deemed underwriters of the common shares within the meaning of the Securities Act of 1933, as amended, in which event all brokerage commissions or discounts and other compensation received by those brokers or dealers may be deemed to be underwriting compensation. To the extent required, the names of any underwriters and applicable commissions or discounts and any other required information with respect to any particular sale will be set forth in an accompanying prospectus supplement. See “Plan of Distribution” for a further description of how the selling shareholders may dispose of the shares covered by this prospectus.

We will not receive any of the proceeds from sales of the common shares made by ACE pursuant to this prospectus.

Our common shares are listed on the New York Stock Exchange under the symbol “AGO.” The last reported sale price of the common stock on May 27, 2005 was $20.57 per share.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospectus dated June 30, 2005.

You should rely only on the information contained or incorporated by reference in this prospectus or any supplement. Neither we nor ACE has authorized anyone else to provide you with different information. The common shares offered by this prospectus are being offering only in states where the offer is permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

We have obtained consent from the Bermuda Monetary Authority for the issue and transfer of shares to and between persons regarded as non-resident in Bermuda for exchange control purposes and for the issue and transfer of options, warrants, depositary receipts, rights, loan notes and other securities, subject to the condition that our shares are listed on an appointed stock exchange, which includes  the New York Stock Exchange, Inc. Issues and transfers of shares to any person regarded as resident in Bermuda for exchange control purposes may require specific prior approval from the Bermuda Monetary Authority. The Bermuda Monetary Authority accepts no responsibility for the financial soundness of any proposal or for the correctness of any of the statements made or opinions expressed in this prospectus.

In this prospectus, references to “dollars” and “$” are to United States currency, and the terms “United States” and “U.S.” mean the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction.

ABOUT THIS PROSPECTUS

This prospectus provides you with a general description of the offered common shares. Each time ACE sells any of these offered common shares, ACE will provide you with this prospectus and a prospectus supplement, if applicable, that will contain specific information about the terms of that sale. The prospectus supplement also may add, update or change any information contained in this prospectus. You should read both this prospectus and any prospectus supplement, together with additional information described under the heading “Where to Find More Information”.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission under the Securities Act of 1933. This prospectus and any accompanying prospectus supplement do not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including its exhibits. Statements contained in this prospectus and any accompanying prospectus supplement about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC’s rules and regulations require that such agreement or document be filed as an exhibit to the registration statement, please see such agreement or document for a complete description of these matters. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

FORWARD-LOOKING STATEMENTS

This prospectus, including the documents we incorporate by reference, contains “forward-looking statements” as that term is defined under the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include forward-looking statements which reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us specifically and the insurance and reinsurance industries in general. Statements which include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “may,” “will,” “continue,” “further,” “seek,” and similar words or statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise. All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include the following:

•       downgrades of the financial strength ratings assigned by the major rating agencies to any of our insurance subsidiaries at any time, which has occurred in the past;

•       our inability to execute our business strategy;

•       reduction in the amount of reinsurance ceded by one or more of our principal ceding companies;

•       contract cancellations;

•       developments in the world’s financial and capital markets that adversely affect our loss experience, the demand for our products or our investment returns;

•       more severe or frequent losses associated with our insurance or reinsurance products;

•       changes in regulation or tax laws applicable to us, our subsidiaries or customers;

•       dependence on customers;

•       decreased demand for our insurance or reinsurance products or increased competition in our markets;

•       loss of key personnel;

•       technological developments;

•       the effects of mergers, acquisitions and divestitures;

•       changes in accounting policies or practices;

•       changes in general economic conditions, including interest rates and other factors;

•       other risks and uncertainties that have not been identified at this time; and

•       management’s response to these factors.

The foregoing review of important factors should not be construed as exhaustive, and should be read in conjunction with the other cautionary statements that are included in our periodic reports filed with the SEC. We undertake no obligation to update publicly or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Any forward-looking statements you read in this prospectus or in the documents incorporated by reference reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity.

For these statements, we claim the protection of the safe harbor for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934

ASSURED GUARANTY LTD.

Assured Guaranty Ltd. (together with its subsidiaries, hereafter “Assured Guaranty,” “we,” “us,” “our” or the “Company”) is a Bermuda-based holding company providing, through, our operating subsidiaries, credit enhancement products to the public finance, structured finance and mortgage markets. Credit enhancement products are financial guarantees or other types of support, including credit derivatives, that improve the credit of underlying debt obligations. We apply our credit expertise, risk management skills and capital markets experience to develop insurance, reinsurance and derivative products that meet the credit enhancement needs of our customers. Under a reinsurance agreement, the reinsurer, in consideration of a premium paid to it, agrees to indemnify another insurer, called the ceding company, for part or all of the liability of the ceding company under one or more insurance policies that the ceding company has issued. A derivative is a financial instrument whose characteristics and value depend upon the characteristics and value of an underlying security or commodity. We market our products directly and through financial institutions, serving the U.S. and international markets.

Our principal operating subsidiaries are Assured Guaranty Corp. (“AGC”) and Assured Guaranty Re Ltd. (“AG Re”). AGC, a Maryland-domiciled insurance company, was organized in 1985 and commenced operations in January 1988. AGC provides insurance and reinsurance of investment grade financial guaranty exposures, including municipal and non-municipal reinsurance, and credit default swap transactions.

AG Re is incorporated under the laws of Bermuda and is licensed as a Class 3 Insurer and a Long-Term Insurer under the Insurance Act 1978 and related regulations of Bermuda. AG Re writes business as a direct reinsurer of third-party primary insurers and as a reinsurer/retrocessionaire of certain affiliated companies and also provides portfolio credit default swaps, where the counterparty is usually an investment bank.

Assured Guaranty Ltd. was incorporated in Bermuda in August 2003 for the purpose of becoming a holding company for ACE’s subsidiaries conducting ACE’s financial and mortgage guaranty businesses. On April 28, 2004, subsidiaries of ACE completed an initial public offering (“IPO”) of 49,000,000 of their 75,000,000 common shares of Assured Guaranty Ltd. As of May 31, 2005, ACE owned 26,000,000 of our common shares representing approximately 34.2% of our outstanding common shares.

USE OF PROCEEDS

We will not receive any proceeds from the sale by ACE of the common shares. We will pay all expenses of the registration and sale of the common shares, other than selling discounts and commissions.

DESCRIPTION OF SHARE CAPITAL

The following summary of our share capital is qualified in its entirety by the provisions of Bermuda law, our memorandum of association and Bye-Laws, copies of which are incorporated by reference to the registration statement of which this prospectus is a part. In this section, the “Company,” “we,” “us” and “our” refer to Assured Guaranty Ltd. and not to any of its subsidiaries.

General

We have an authorized share capital of $5,000,000 divided into 500,000,000 shares, par value U.S. $0.01 per share, of which 74,980,919 common shares were issued and outstanding as of May 1, 2005. An additional 7,600,000 shares are reserved for issuance under our various employee benefit plans. Except as described below, our common shares have no preemptive rights or other rights to subscribe for additional common shares, no rights of redemption, conversion or exchange and no sinking fund rights. In the event of liquidation, dissolution or winding-up, the holders of our common shares are entitled to share equally, in proportion to the number of common shares held by such holder, in our assets, if any remain after the payment of all our debts and liabilities and the liquidation preference of any outstanding preferred shares. Under certain circumstances, we have the right to purchase all or a portion of the shares held by a shareholder. See “—Acquisition of Common Shares by Us” below. All of the common shares being sold in this offering are fully paid and non-assessable. Holders of our common shares are entitled to receive such dividends as lawfully may be declared from time to time by our board of directors.

Voting Rights and Adjustments

In general, and except as provided below, shareholders have one vote for each common share held by them and are entitled to vote with respect to their fully paid shares at all meetings of shareholders. However, if, and so long as, the common shares (and other of our shares) of a shareholder are treated as “controlled shares” (as determined pursuant to section 958 of the U.S. Internal Revenue Code of 1986, as amended, which we refer to in this prospectus as the Code) of any “United States person” as defined in the Code (a “U.S. Person”) and such controlled shares constitute 9.5% or more of the votes conferred by our issued and outstanding shares, the voting rights with respect to the controlled shares owned by such U.S. Person shall be limited, in the aggregate, to a voting power of less than 9.5% of the voting power of all issued and outstanding shares, under a formula specified in our Bye-laws. The formula is applied repeatedly until there is no U.S. Person whose controlled shares constitute 9.5% or more of the voting power of all issued and outstanding shares and who generally would be required to recognize income with respect to us under the Code if we were a controlled foreign corporation as defined in the Code and if the ownership threshold under the Code were 9.5% (as defined in our Bye-Laws as a “9.5% U.S. Shareholder”). In addition, our board of directors may determine that shares held carry different voting rights when it deems it appropriate to do so to (i) avoid the existence of any 9.5% U.S. Shareholder; and (ii) avoid adverse tax, legal or regulatory consequences to the Company or any of its subsidiaries or any direct or indirect holder of shares or its affiliates. “Controlled shares” includes, among other things, all shares of Assured Guaranty that such U.S. Person is deemed to own directly, indirectly or constructively (within the meaning of section 958 of the Code). The foregoing provision does not apply to ACE because it is not a U.S. Shareholder. Further, these provisions do not apply in the event one shareholder owns greater than 75% of the voting power of all issued and outstanding shares.

Under these provisions, certain shareholders may have their voting rights limited to less than one vote per share, while other shareholders may have voting rights in excess of one vote per share. Moreover, these provisions could have the effect of reducing the votes of certain shareholders who would not otherwise be subject to the 9.5% limitation by virtue of their direct share ownership. Our Bye-laws provide that we will use our best efforts to notify shareholders of their voting interests prior to any vote to be taken by them.

Our board of directors is authorized to require any shareholder to provide information for purposes of determining whether any holder’s voting rights are to be adjusted, which may be information on beneficial share ownership, the names of persons having beneficial ownership of the shareholder’s shares, relationships with other shareholders or any other facts our board of directors may deem relevant. If any holder fails to respond to this request or submits incomplete or inaccurate information, our board of directors may eliminate the shareholder’s voting rights. All information provided by the shareholder will be treated by us as confidential information and shall be used by us solely for the purpose of establishing whether any 9.5% U.S. Shareholder exists and applying the adjustments to voting power (except as otherwise required by applicable law or regulation).

Restrictions on Transfer of Common Shares

Each transfer must comply with current Bermuda Monetary Authority permission or have specific permission from the Bermuda Monetary Authority. Our board of directors may decline to register a transfer of any common shares under certain circumstances, including if they have reason to believe that any adverse tax, regulatory or legal consequences to us, any of our subsidiaries or any of our shareholders or indirect holders of shares or its Affiliates may occur as a result of such transfer (other than such as our board of directors considers de minimis). Transfers must be by instrument unless otherwise permitted by the Companies Act 1981 of Bermuda, which we refer to in this prospectus as the Companies Act.

The restrictions on transfer and voting restrictions described above may have the effect of delaying, deferring or preventing a change in control of Assured Guaranty.

Acquisition of Common Shares by Us

Under our Bye-Laws and subject to Bermuda law, if our board of directors determines that any ownership of our shares may result in adverse tax, legal or regulatory consequences to us, any of our subsidiaries or any of our shareholders or indirect holders of shares or its affiliates (other than such as our board of directors considers de minimis), we have the option, but not the obligation, to require such shareholder to sell to us or to a third party to whom we assign the repurchase right the minimum number of common shares necessary to avoid or cure any such adverse consequences at a price determined in the discretion of the board of directors to represent the shares’ fair market value (as defined in our Bye-Laws).

Issuance of Shares

Subject to our Bye-Laws and Bermuda law, our board of directors has the power to issue any of our unissued shares as it determines, including the issuance of any shares or class of shares with preferred, deferred or other special rights.

Bye-Laws

In addition to the provisions of the Bye-Laws described above under “—Voting Rights and Adjustments,” the following provisions are a summary of some of the other important provisions of our Bye-Laws.

Our Board of Directors and Corporate Action.   Our Bye-Laws provide that our board of directors shall consist of not less than three and not more than 21 directors, the exact number as determined by the board of directors. Our board of directors consists of seven persons, and is divided into three classes. Each director generally will serve a three year term, with termination staggered according to class. Shareholders may only remove a director for cause (as defined in our Bye-Laws) at a general meeting, provided that the notice of any such meeting convened for the purpose of removing a director shall contain a statement of the intention to do so and shall be provided to that director at least two weeks before the meeting. Vacancies on the board of directors can be filled by the board of directors if the vacancy occurs in those events set out in our Bye-Laws as a result of death, disability, disqualification or resignation of a director, or from an increase in the size of the board of directors.

Generally under our Bye-Laws, the affirmative votes of a majority of the votes cast at any meeting at which a quorum is present is required to authorize a resolution put to vote at a meeting of the board of directors. Corporate action may also be taken by a unanimous written resolution of the board of directors without a meeting. A quorum shall be at least one-half of directors then in office present in person or represented by a duly authorized representative, provided that at least two directors are present in person.

Shareholder Action.   At the commencement of any general meeting, two or more persons present in person and representing, in person or by proxy, more than 50% of the issued and outstanding shares entitled to vote at the meeting shall constitute a quorum for the transaction of business. In general, anything that may be done by resolution of our shareholders in a general meeting may be taken, without a meeting, by a resolution in writing signed by all of the shareholders entitled to attend such meeting and vote on the resolution. In general, any questions proposed for the consideration of the shareholders at any general meeting shall be decided by the affirmative votes of a majority of the votes cast in accordance with the Bye-Laws.

The Bye-Laws contain advance notice requirements for shareholder proposals and nominations for directors, including when proposals and nominations must be received and the information to be included.

Amendment.   The Bye-Laws may be amended only by a resolution adopted by the board of directors and by resolution of the shareholders.

Voting of Non-U.S. Subsidiary Shares.   If we are required or entitled to vote at a general meeting of any of AG Re, Assured Guaranty Finance Overseas or any other directly held non-U.S. subsidiary of ours, our board of directors shall refer the subject matter of the vote to our shareholders and seek direction from such shareholders as to how they should vote on the resolution proposed by the non-U.S. subsidiary. Our board of directors in its discretion shall require substantially similar provisions are or will be contained in the bye-laws (or equivalent governing documents) of any direct or indirect non-U.S. subsidiaries other than Assured Guaranty (UK) Ltd. (“Assured Guaranty (UK)”) and Assured Guaranty Re Overseas Ltd. (“AGRO”).

Anti-Takeover Provisions in our By-laws

Our Bye-Laws contain provisions that may entrench directors and make it more difficult for shareholders to replace directors even if the shareholders consider it beneficial to do so. In addition, these provisions could delay or prevent a change of control that a shareholder might consider favorable. For example, these provisions may prevent a shareholder from receiving the benefit from any premium over the market price of our common shares offered by a bidder in a potential takeover. Even in the absence of an attempt to effect a change in management or a takeover attempt, these provisions may adversely affect the prevailing market price of our common shares if they are viewed as discouraging takeover attempts in the future.

For example, our Bye-Laws contain the following provisions that could have such an effect:

•       election of our directors is staggered, meaning that the members of only one of three classes of our directors are selected each year;

•       shareholders have limited ability to remove directors;

•       if the controlled shares of any U.S. Person constitute 9.5% or more of the votes conferred by the issued shares of Assured Guaranty, the voting rights with respect to the controlled shares of such U.S. Person shall be limited, in the aggregate, to a voting power of less than 9.5%;

•       our board of directors may decline to approve or register the transfer of any common shares on our share register if it appears to the board of directors, after taking into account the limitations on voting rights contained in our Bye-Laws, that any adverse tax, regulatory or legal consequences to us, any of our subsidiaries or any shareholder, would result from such transfer (other than such as our board of directors considers to be de minimis); and

•       subject to any applicable requirements of or commitments to the New York Stock Exchange, our directors may decline to record the transfer of any common shares on our share register unless the board of directors obtains: (i) a written opinion from counsel supporting the legality of the transaction under U.S. securities laws and (ii) approval from appropriate governmental authority if such approval is required.

Differences in Corporate Law

You should be aware that the Companies Act, which applies to us, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. In order to highlight these differences, set forth below is a summary of certain significant provisions of the Companies Act applicable to us (including modifications adopted pursuant to our Bye-Laws) which differ in certain respects from provisions of the corporate law of the State of Delaware. Because the following statements are summaries, they do not address all aspects of Bermuda law that may be relevant to us and our shareholders.

Duties of Directors.   Under Bermuda common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company, and to exercise their powers and fulfill the duties of their office honestly. This duty has the following essential elements:

•       a duty to act in good faith in the best interests of the company;

•       a duty not to make a personal profit from opportunities that arise from the office of director;

•       a duty to avoid conflicts of interest; and

•       a duty to exercise powers for the purpose for which such powers were intended.

The Companies Act imposes a duty on directors and officers of a Bermuda company:

•       to act honestly and in good faith, with a view to the best interests of the company; and

•       to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In addition, the Companies Act imposes various duties on officers of a company with respect to certain matters of management and administration of the company.

The Companies Act provides that in any proceedings for negligence, default, breach of duty or breach of trust against any officer, if it appears to a court that such officer is or may be liable in respect of the negligence, default, breach of duty or breach of trust, but that he has acted honestly and reasonably, and that, having regard to all the circumstances of the case, including those connected with his appointment, he ought fairly to be excused for the negligence, default, breach of duty or breach of trust, that court may relieve him, either wholly or partly, from any liability on such terms as the court may think fit. This provision has been interpreted to apply only to actions brought by or on behalf of the company against such officers. Our Bye-Laws, however, provide that we and each of our shareholders waive all claims or rights of action that they might have, individually or in the right of the Company, against any director or officer of us (and others identified in the Bye-Laws) for any act or failure to act in the performance of such director’s or officer’s duties, provided that this waiver does not extend to any claims or rights of action that arise out of fraud or dishonesty on the part of such director or officer.

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders.

The duty of care requires that directors act in an informed and deliberate manner, and inform themselves, prior to making a business decision, of all relevant material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.

Under the “business judgment rule,” courts generally do not second guess the business judgment of directors and officers. A party challenging the propriety of a decision of a board of directors bears the burden of rebutting the presumption afforded to directors by the business judgment rule. If the presumption is not rebutted, the business judgment rule attaches to protect the directors from liability for their decisions. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the fairness of the relevant transaction. However, when the board of directors takes defensive actions in response to a threat to corporate control and approves a transaction resulting in a sale of control of the corporation, Delaware courts subject directors’ conduct to enhanced scrutiny.

Interested Directors.   Under Bermuda law and our Bye-Laws, a transaction entered into by us, in which a director has an interest, will not be voidable by us, and such director will not be liable to us for any profit realized pursuant to such transaction, provided the nature of the interest is duly disclosed at the first opportunity at a meeting of directors, or in writing to the directors. In addition, our Bye-Laws allow a director to be taken into account in determining whether a quorum is present and to vote on a transaction in which the director has an interest following a declaration of the interest pursuant to the Companies Act, provided that the director is not disqualified from doing so by the chairman of the meeting. Under Delaware law, such a transaction would not be voidable if (i) the material facts with respect to such interested director’s relationship or interests are disclosed or are known to the board of directors, and the board of directors in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction, and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon, or (iii) the transaction is fair to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, an interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Dividends.   Bermuda law does not permit the declaration or payment of dividends or distributions of contributed surplus by a company if there are reasonable grounds for believing that the company, after the payment is made, would be unable to pay its liabilities as they become due, or the realizable value of the company’s assets would be less, as a result of the payment, than the aggregate of its liabilities and its issued share capital and share premium accounts. The excess of the consideration paid on issue of shares over the aggregate par value of such shares must (except in certain limited circumstances) be credited to a share premium account. Share premium may be distributed in certain limited circumstances, for example to pay up unissued shares which may be distributed to shareholders in proportion to their holdings, but is otherwise subject to limitation. In addition, our ability to declare and pay dividends and other distributions is subject to Bermuda insurance laws and regulatory constraints.

Under Delaware law, subject to any restrictions contained in the company’s certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits at any time when capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Amalgamations, Mergers and Similar Arrangements.   The amalgamation of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation agreement to be approved by the company’s board of directors and by its shareholders. We may, with the approval of our board and, except in the case of amalgamations with and between wholly owned subsidiaries being Bermuda companies, at least 75% of the votes cast at a general meeting of our shareholders at which a quorum is present, amalgamate with another Bermuda company or with a body incorporated outside Bermuda. In the case of an amalgamation, a shareholder may apply to a Bermuda court for a proper valuation of such shareholder’s shares if such shareholder is not satisfied that fair market value has been paid for such shares.

Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive payment in the amount of the fair market value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.

Takeovers.   Bermuda law provides that where an offer is made for shares of a company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offeror may by notice require the non-tendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the court within one month of the notice objecting to the transfer. The test is one of fairness to the body of the shareholders and not to individuals and the burden is on the dissentient shareholder to prove unfairness, not merely that the scheme is open to criticism. Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of each class of capital stock. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

Certain Transactions with Significant Shareholders.   As a Bermuda company, we may enter into certain business transactions with our significant shareholders, including asset sales, in which a significant shareholder receives, or could receive, a financial benefit that is greater than that received, or to be received, by other shareholders with prior approval from our board of directors but without obtaining prior approval from our shareholders. If we were a Delaware corporation, we would need, subject to certain exceptions, prior approval from shareholders holding at least two-thirds of our outstanding common stock not owned by such interested shareholder to enter into a business combination (which, for this purpose, includes asset sales of greater than 10% of our assets that would otherwise be considered transactions in the ordinary course of business) with an interested shareholder for a period of three years from the time the person became an interested shareholder, unless we had opted out of the relevant Delaware statute, as provided for in that statute.

Shareholders’ Suits.   The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders under legislation or judicial precedent in many U.S. jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in our name to remedy a wrong done to us where the act complained of is alleged to be beyond our corporate power or is illegal or would result in the violation of our

Memorandum of Association or Bye-Laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of our shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys’ fees incurred in connection with such action. Our Bye-Laws provide that shareholders waive all claims or rights of action that they might have, individually or in the right of the Company, against any director or officer for any action or failure to act in the performance of such director’s or officer’s duties, except such waiver shall not extend to claims or rights of action that arise out of any fraud or dishonesty of such director or officer. Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Indemnification of Directors and Officers.   Under Bermuda law we may and under our Bye-Laws we will indemnify our directors, officers, any other person appointed to a committee of the board of directors and certain other persons identified in the Bye-Laws (and their respective heirs, executors or administrators) against all actions, costs, charges, losses, damages and expenses incurred or sustained by such person by reason of any act done, concurred in or omitted in the execution of his/her duties or supposed duties; provided that such indemnification shall not extend to any matter involving any fraud or dishonesty on the part of such director, officer or other person. Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if (i) such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his conduct was unlawful. Under our Bye-Laws, we and each of our shareholders agree to waive any claim or right of action, other than those involving fraud or dishonesty, against any of our officers or directors or others identified in our Bye-Laws.

Inspection of Corporate Records.   Members of the general public have the right to inspect our public documents available at the office of the Registrar of Companies in Bermuda and our registered office in Bermuda, which will include our memorandum of association (including its objects and powers) and any alteration to our memorandum of association and documents relating to any increase or reduction of authorized capital. Our shareholders have the additional right to inspect our Bye-Laws, minutes of general meetings and audited annual financial statements, which must be presented to the annual general meeting of shareholders. The register of our shareholders is also open to inspection by shareholders without charge, and to members of the public for a fee. We are required to maintain our share register in Bermuda but, after our shares are listed on the New York Stock Exchange and giving the required notice to the Bermuda Registrar of Companies, we may establish a branch register outside of Bermuda. We are required to keep at our registered office a register of our directors and officers (containing that information required under Bermuda law) which is open for inspection by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records. Delaware law permits any shareholder to inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to such person’s interest as a shareholder.

Shareholder Proposals.   Under Bermuda law, the Companies Act provides that shareholders may, as set forth below and at their own expense (unless a company otherwise resolves), require a company to give notice of any resolution that the shareholders can properly propose at the next annual general meeting and/or to circulate a statement prepared by the requesting shareholders in respect of any matter referred to in a proposed resolution or any business to be conducted at a general meeting. The number of shareholders necessary for such a requisition is either that number of shareholders representing at least 5% of the total voting rights of all shareholders having a right to vote at the meeting to which the requisition relates or not less than 100 shareholders. Our Bye-Laws also include advance-notice provisions regarding shareholder proposals and nominations. Delaware law does not include a provision restricting the manner in which nominations for directors may be made by shareholders or the manner in which business may be brought before a meeting.

Calling of Special Shareholders’ Meetings.   Under our Bye-Laws, a special general meeting may be called by our President or by our Chairman or any director and the secretary of the Company or our board of directors. Under Bermuda law, a special meeting may also be called by the shareholders when requisitioned by the holders of at least 10% of the paid-up voting share capital of the Company as provided by the Companies Act. Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.

Approval of Corporate Matters by Written Consent.   Under Bermuda law, the Companies Act provides that shareholders may take action by written consent with 100% shareholders consent required. Delaware law permits shareholders to take action by the consent in writing by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders at which all shares entitled to vote thereon were present and voted.

Amendment of Memorandum of Association.   Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the memorandum of association that alters a company’s business objects may require approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital have the right to apply to the Bermuda courts for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their designees as such holders may appoint in writing for such purpose. No application may be made by the shareholders voting in favor of the amendment.

Under Delaware law, amendment of the certificate of incorporation, which is the equivalent of a memorandum of association, of a company must be made by a resolution of the board of directors setting forth the amendment, declaring its advisability, and either calling a special meeting of the shareholders entitled to vote or directing that the amendment proposed be considered at the next annual meeting of the shareholders. Delaware law requires that, unless a different percentage is provided for in the certificate of incorporation, a majority of the outstanding shares entitled to vote thereon is required to approve the amendment of the certificate of incorporation at the shareholders meeting. If the amendment would alter the number of authorized shares or otherwise adversely affect the rights or preference of any class of a company’s stock, Delaware law provides that the holders of the outstanding shares of such affected class should be entitled to vote as a class upon the proposed amendment, regardless of whether such holders are entitled to vote by the certificate of incorporation. However, the number of authorized shares of any class may be increased or decreased, to the extent not falling below the number of shares then outstanding, by the affirmative vote of the holders of a majority of the stock entitled to vote, if so provided in the company’s certificate of incorporation or any amendment that created such class or was adopted prior to the issuance of such class or that was authorized by the affirmative vote of the holders of a majority of such class of stock.

Amendment of Bye-Laws.   Consistent with the Companies Act, the Company’s Bye-Laws provide that the Bye-Laws may only be rescinded, altered or amended upon approval by a resolution of our board of directors and by a resolution of our shareholders.

Under Delaware law, holders of a majority of the voting power of a corporation and, if so provided in the certificate of incorporation, the directors of the corporation, have the power to adopt, amend and repeal the bylaws of a corporation.

Staggered Board of Directors.   Under Bermuda law, the Companies Act does not contain statutory provisions specifically mandating staggered board arrangements for a Bermuda exempted company. Such provisions, however, may validly be provided for in the Bye-Laws governing the affairs of such a company. Delaware law permits corporations to have a staggered board of directors.

Listing

Our common shares are listed on the New York Stock Exchange under the trading symbol “AGO.”

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is Mellon Investor Services LLC, whose principal executive office is located at Overpeck Centre, 85 Challenger Road, Ridgefield Park, New Jersey 07660.

MATERIAL TAX CONSIDERATIONS

The following summary of the taxation of our shareholders, is based upon current law and does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase common shares. Legislative, judicial or administrative changes may be forthcoming that could affect this summary.

The following legal discussion (including and subject to the matters and qualifications set forth in such summary) of the material tax considerations under (i)  “Bermuda Taxation” is based upon the advice of Conyers Dill & Pearman, special Bermuda legal counsel and (ii)”United States Taxation” is based upon the advice of Mayer, Brown, Rowe & Maw LLP. Each of these firms has reviewed the relevant portion of this discussion (as set forth above) and believes that such portion of the discussion constitutes, in all material respects, a fair and accurate summary of the relevant income tax considerations relating to the ownership of our common shares by investors that are U.S. Persons (as defined below) who acquire such shares in the offering. The advice of such firms does not include any factual or accounting matters, determinations or conclusions such as insurance accounting determinations or RPII (as defined below), amounts and computations and amounts or components thereof (for example, amounts or computations of income or expense items or reserves entering into RPII computations) or facts relating to the business, income, reserves or activities of Assured Guaranty and its subsidiaries. The advice of these firms relies upon and is premised on the accuracy of factual statements and representations made by us concerning our business and properties, ownership, organization, source of income and manner of operation. The discussion is based upon current law. Legislative, judicial or administrative changes or interpretations may be forthcoming that could be retroactive and could affect the tax consequences to holders of common shares. The tax treatment of a holder of common shares, or of a person treated as a holder of common shares for U.S. federal income, state, local or non-U.S. tax purposes, may vary depending on the holder’s particular tax situation. Statements contained herein as to the beliefs, expectations and conditions of Assured Guaranty and its subsidiaries as to the application of such tax laws or facts represent the view of management as to the application of such laws and do not represent the opinions of counsel. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISERS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF OWNING COMMON SHARES UNDER THE LAWS OF THEIR COUNTRIES OF CITIZENSHIP, RESIDENCE, ORDINARY RESIDENCE OR DOMICILE.

Bermuda Taxation

Currently, there is no Bermuda withholding or other tax payable on principal, interests or dividends paid to the holders of our common shares.

United States Taxation

The following summary sets forth the material U.S. federal income tax considerations related to the purchase, ownership and disposition of common shares. Unless otherwise stated, this summary deals only with holders that are U.S. Persons (as defined below) who purchase their common shares in this offering and who hold their common shares as capital assets within the meaning of section 1221 of the Code. The following discussion is only a discussion of the material U.S. federal income tax matters as described herein and does not purport to address all of the U.S. federal income tax consequences that may be relevant to a particular shareholder in light of such shareholder’s specific circumstances. For example, if a partnership holds our common shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the common shares, you should consult your tax advisors. In addition, the following summary does not address the U.S. federal income tax consequences that may be relevant to special classes of shareholders, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, financial asset securitization investment trusts, dealers or traders in securities, tax exempt organizations, expatriates, persons who are considered with respect to any of us as “United States shareholders” for purposes of the controlled foreign corporation (“CFC”) rules of the Code (generally, a U.S. Person, as defined below, who owns or is deemed to own 10% or more of the total combined voting power of all classes of Assured Guaranty or the stock of any of our foreign subsidiaries entitled to vote (i.e., 10% U.S. Shareholders)), or persons who hold the common shares as part of a hedging or conversion transaction or as part of a short-sale or straddle, who may be subject to special rules or treatment under the Code. This discussion is based upon the Code, the regulations promulgated thereunder and any relevant administrative rulings or pronouncements or judicial decisions, all as in effect on the date hereof and as currently interpreted, and does not take into account possible changes in such tax laws or interpretations thereof, which may apply retroactively. This discussion does not include any description of the tax laws of any state or local governments within the United States.

For purposes of this discussion, the term “U.S. Person” means: (i) a citizen or resident of the United States, (ii) a partnership or corporation, or entity treated as a corporation, created or organized in or under the laws of the United States, or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, (iv) a trust if either (x) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. Persons have the authority to control all substantial decisions of such trust or (y) the trust has a valid election in effect to be treated as a U.S. Person for U.S. federal income tax purposes or (v) any other person or entity that is treated for U.S. federal income tax purposes as if it were one of the foregoing.

Taxation of Dividends.   Subject to the discussions below relating to the potential application of the CFC, related person insurance income (“RPII”), passive foreign investment company (“PFIC”) and foreign personal holding company (“FPHC”) rules, cash distributions, if any, made with respect to the common shares will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of Assured Guaranty (as computed using U.S. tax principles). Under recently enacted legislation, certain dividends paid to individual shareholders before 2009 are eligible for reduced rates of tax. Dividends paid by Assured Guaranty to corporate shareholders will not be eligible for the dividends received deduction. To the extent such distributions exceed Assured Guaranty’s earnings and profits, they will be treated first as a return of the shareholder’s basis in the common shares to the extent thereof, and then as gain from the sale of a capital asset.

Classification of Assured Guaranty or its Foreign Subsidiaries as Controlled Foreign Corporation.   Each 10% U.S. Shareholder (as defined below) of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during a taxable year, and who owns shares in the CFC, directly or indirectly through foreign entities, on the last day of the CFC’s taxable year, must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “subpart F income,” even if the subpart F income is not distributed. A foreign corporation is considered a CFC if 10% U.S. Shareholders own (directly, indirectly through foreign entities or by attribution by application of the constructive ownership rules of section 958(b) of the Code (i.e., “constructively”)) more than 50% of the total combined voting power of all classes of voting stock of such foreign corporation, or more than 50% of the total value of all stock of such corporation on any day during the taxable year of such corporation. For purposes of taking into account insurance income, a CFC also includes a foreign insurance company in which more than 25% of the total combined voting power of all classes of stock (or more than 25% of the total value of the stock) is owned by 10% U.S. Shareholders, on any day during the taxable year of such corporation. A “10% U.S. Shareholder” is a U.S. Person who owns (directly, indirectly through foreign entities or constructively) at least 10% of the total combined voting power of all classes of stock entitled to vote of the foreign corporation. We believe that because of the anticipated dispersion of our share ownership, provisions in our organizational documents that limit voting power (these provisions are described in “Description of Share Capital”) and other factors, no U.S. Person who owns shares of Assured Guaranty directly or indirectly through one or more foreign entities should be treated as owning (directly, indirectly through foreign entities, or constructively), 10% or more of the total voting power of all classes of shares of Assured Guaranty or any of its foreign subsidiaries. It is possible, however, that the IRS could challenge the effectiveness of these provisions and that a court could sustain such a challenge. Additionally, Assured Guaranty (UK) will be considered a CFC for U.S. federal income tax purposes, therefore, Assured Guaranty Corp. will be required to include in its gross income its share of Assured Guaranty (UK)’s subpart F income, even if such subpart F income is not distributed.

The RPII CFC Provisions.   The following discussion generally is applicable only if the RPII of AG Re determined on a gross basis, is 20% or more of AG Re’s gross insurance income for the taxable year and the 20% Ownership Exception (as defined below) is not met. The following discussion generally would not apply for any fiscal year in which AG Re’s gross RPII falls below the 20% threshold or the 20% Ownership Exception is met. Although we cannot be certain, Assured Guaranty believes that the gross RPII of AG Re as a percentage of its gross insurance income was in prior years of operations and will be for the foreseeable future below the 20% threshold for each tax year.

RPII is any “insurance income” (as defined below) attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is a “RPII shareholder” (as defined below) or a “related person” (as defined below) to such RPII shareholder. In general, and subject to certain limitations, “insurance income” is income (including premium and investment income) attributable to the issuing of any insurance or reinsurance contract which would be taxed under the portions of the Code relating to insurance companies if the income were the income of a domestic insurance company. For purposes of inclusion of the RPII of AG Re in the income of RPII shareholders, unless an exception applies, the term “RPII shareholder” means any U.S. Person who owns (directly or indirectly through foreign entities) any amount of Assured Guaranty’s common shares. Generally, the term “related person” for this purpose means someone who controls or is controlled by the RPII shareholder or someone who is controlled by the same person or persons which control the RPII shareholder. Control is measured by either more than 50% in value or more than 50% in voting power of stock applying certain constructive ownership principles. A corporation’s pension plan is ordinarily not a “related person” with respect to the corporation unless the pension plan owns, directly or indirectly through the application of certain constructive ownership rules, more than 50% measured by vote or value, of the stock of the corporation. AG Re will be treated as a CFC under the RPII provisions if RPII shareholders are treated as owning (directly, indirectly through foreign entities or constructively) 25% or more of the shares of Assured Guaranty by vote or value.

RPII Exceptions.   The special RPII rules do not apply if (i) direct and indirect insureds and persons related to such insureds, whether or not U.S. Persons, are treated as owning (directly or indirectly through foreign entities) less than 20% of the voting power and less than 20% of the value of the stock of Assured Guaranty (the “20% Ownership Exception”), (ii) RPII, determined on a gross basis, is less than 20% of AG Re’s gross insurance income for the taxable year (the “20% Gross Income Exception), (iii) AG Re elects to be taxed on its RPII as if the RPII were effectively connected with the conduct of a U.S. trade or business, and to waive all treaty benefits with respect to RPII and meet certain other requirements or (iv) AG Re elects to be treated as a U.S. corporation and waive all treaty benefits and meet certain other requirements. Where none of these exceptions applies, each U.S. Person owning or treated as owning any shares in Assured Guaranty (and therefore, indirectly, in AG Re) on the last day of Assured Guaranty’s taxable year will be required to include in its gross income for U.S. federal income tax purposes its share of the RPII for the portion of the taxable year during which AG Re was a CFC under the RPII provisions, determined as if all such RPII were distributed proportionately only to such U.S. Persons at that date, but limited by each such U.S. Person’s share of AG Re current-year earnings and profits as reduced by the U.S. Person’s share, if any, of certain prior-year deficits in earnings and profits. AG Re intends to operate in a manner that is intended to ensure that each qualifies for the 20% Gross Income Exception. Although we believe that the gross RPII of AG Re has not in the past equaled or exceeded 20% of its gross insurance income, and do not expect it to do so in the foreseeable future, it is possible that we will not be successful in qualifying under this exception.

Computation of RPII.   In order to determine how much RPII AG Re has earned in each taxable year, AG Re may obtain and rely upon information from their insureds and reinsureds to determine whether any of the insureds, reinsureds or persons related thereto own (directly or indirectly through foreign entities) shares of Assured Guaranty and are U.S. Persons. Assured Guaranty may not be able to determine whether any of the underlying direct or indirect insureds to which AG Re provides insurance or reinsurance are shareholders or related persons to such shareholders. Consequently, Assured Guaranty may not be able to determine accurately the gross amount of RPII earned by AG Re in a given taxable year. For any year in which AG Re’s gross RPII is 20% or more of its gross insurance income for the year and AG Re does not meet the 20% Ownership Exception, Assured Guaranty may also seek information from its shareholders as to whether beneficial owners of common shares at the end of the year are U.S. Persons so that the RPII may be determined and apportioned among such persons; to the extent Assured Guaranty is unable to determine whether a beneficial owner of common shares is a U.S. Person, Assured Guaranty may assume that such owner is not a U.S. Person, thereby increasing the per share RPII amount for all known RPII shareholders.

If, as expected, gross RPII is less than 20% of gross insurance income, RPII shareholders will not be required to include RPII in their taxable income. The amount of RPII includable in the income of a RPII shareholder is based upon the net RPII income for the year after deducting related expenses such as losses, loss reserves and operating expenses.

Apportionment of RPII to U.S. Holders.   Every RPII shareholder who owns common shares on the last day of any taxable year of Assured Guaranty in which AG Re’s gross insurance income constituting RPII for that year equals or exceeds 20% of AG Re’s gross insurance income and AG Re does not meet the 20% Ownership Exception should expect that for such year it will be required to include in gross income its share of AG Re’s RPII for the portion of the taxable year during which AG Re was a CFC under the RPII provisions, whether or not distributed, even though it may not have owned the shares throughout such period. A RPII shareholder who owns common shares during such taxable year but not on the last day of the taxable year is not required to include in gross income any part of AG Re’s RPII.

Basis Adjustments.   A RPII shareholder’s tax basis in its common shares will be increased by the amount of any RPII that the shareholder includes in income. The RPII shareholder may exclude from income the amount of any distributions by Assured Guaranty out of previously taxed RPII income. The RPII shareholder’s tax basis in its common shares will be reduced by the amount of such distributions that are excluded from income.

Uncertainty as to Application of RPII.   The RPII provisions have never been interpreted by the courts or the Treasury Department in final regulations, and regulations interpreting the RPII provisions of the Code exist only in proposed form. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of RPII by the IRS, the courts or otherwise, might have retroactive effect. These provisions include the grant of authority to the Treasury Department to prescribe “such regulations as may be necessary to carry out the purpose of this subsection including . . . regulations preventing the avoidance of this subsection through cross insurance arrangements or otherwise.” Accordingly, the meaning of the RPII provisions and the application thereof to AG Re is uncertain. In addition, we cannot be certain that the amount of RPII or the amounts of the RPII inclusions for any particular RPII shareholder, if any, will not be subject to adjustment based upon subsequent IRS examination. Any prospective investor considering an investment in common shares should consult his tax advisor as to the effects of these uncertainties.

Tax-Exempt Shareholders.   Tax-exempt entities will be required to treat certain subpart F insurance income, including RPII, that is includible in income by the tax-exempt entity as unrelated business taxable income. Prospective investors that are tax exempt entities are urged to consult their tax advisors as to the potential impact of the unrelated business taxable income provisions of the Code. A tax-exempt organization that is treated as a 10% U.S. Shareholder or a RPII Shareholder also must file IRS Form 5471 in the circumstances described below in “—Information Reporting and Backup Withholding.”

Dispositions of Common Shares.   Subject to the discussions below relating to the potential application of the Code section 1248 and PFIC rules, holders of common shares generally should recognize capital gain or loss for U.S. federal income tax purposes on the sale, exchange or other disposition of common shares in the same manner as on the sale, exchange or other disposition of any other shares held as capital assets. If the holding period for these common shares exceeds one year, any gain will be subject to tax at a current maximum marginal tax rate of 15% for individuals and 35% for corporations. Moreover, gain, if any, generally will be a U.S. source gain and generally will constitute “passive income” for foreign tax credit limitation purposes.

Code section 1248 provides that if a U.S. Person sells or exchanges stock in a foreign corporation and such person owned, directly, indirectly through certain foreign entities or constructively, 10% or more of the voting power of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of the CFC’s earnings and profits (determined under U.S. federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments). We believe that because of the anticipated dispersion of our share ownership, provisions in our organizational documents that limit voting power and other factors that no U.S. shareholder of Assured Guaranty should be treated as owning (directly, indirectly through foreign entities or constructively) 10% of more of the total voting power of Assured Guaranty; to the extent this is the case this application of Code Section 1248 under the regular CFC rules should not apply to dispositions of our common shares. It is possible, however, that the IRS could challenge the effectiveness of these provisions and that a court could sustain such a challenge. A 10% U.S. Shareholder may in certain circumstances be required to report a disposition of shares of a CFC by attaching IRS Form 5471 to the U.S. federal income tax or information return that it would normally file for the taxable year in which the disposition occurs. In the event this is determined necessary, Assured Guaranty will provide a completed IRS Form 5471 or the relevant information necessary to complete the Form. Code section 1248 also applies to the sale or exchange of shares in a foreign corporation if the foreign corporation would be treated as a CFC for RPII purposes regardless of whether the shareholder is a 10% U.S. Shareholder or whether RPII constitutes 20% or more of the corporation’s gross insurance income or the 20% Ownership Exception applies. Existing proposed regulations do not address whether Code section 1248 would apply if a foreign corporation is not a CFC but the foreign corporation has a subsidiary that is a CFC and that would be taxed as an insurance company if it were a domestic corporation. We believe, however, that this application of Code section 1248 under the RPII rules should not apply to dispositions of common shares because Assured Guaranty will not be directly engaged in the insurance business. We cannot be certain, however, that the IRS will not interpret the proposed regulations in a contrary manner or that the Treasury Department will not amend the proposed regulations to provide that these rules will apply to dispositions of common shares. Prospective investors should consult their tax advisors regarding the effects of these rules on a disposition of common shares.

Passive Foreign Investment Companies.   In general, a foreign corporation will be a PFIC during a given year if (i) 75% or more of its gross income constitutes “passive income” or (ii) 50% or more of its assets produce passive income.

If Assured Guaranty were characterized as a PFIC during a given year, U.S. Persons holding common shares would be subject to a penalty tax at the time of the sale at a gain of, or receipt of an “excess distribution” with respect to, their shares, unless such persons made a “qualified electing fund election” or “mark-to-market” election. It is uncertain that Assured Guaranty would be able to provide its shareholders with the information necessary for a U.S. Person to make these elections. In general, a shareholder receives an “excess distribution” if the amount of the distribution is more than 125% of the average distribution with respect to the shares during the three preceding taxable years (or shorter period during which the taxpayer held the shares). In general, the penalty tax is equivalent to an interest charge on taxes that are deemed due during the period the shareholder owned the shares, computed by assuming that the excess distribution or gain (in the case of a sale) with respect to the shares was taken in equal portion at the highest applicable tax rate on ordinary income throughout the shareholder’s period of ownership. The interest charge is equal to the applicable rate imposed on underpayments of U.S. federal income tax for such period. In addition, a distribution paid by Assured Guaranty to U.S. shareholders that is characterized as a dividend and is not characterized as an excess distribution would not be eligible for a reduced rate of tax under recently enacted legislation with respect to dividends paid before 2009.

For the above purposes, passive income generally includes interest, dividends, annuities and other investment income. The PFIC rules provide that income “derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance . . . business is not treated as passive income.” This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. The PFIC provisions also contain a look-through rule under which a foreign corporation shall be treated as if it “received directly its proportionate share of the income” and as if it “held its proportionate share of the assets” of any other corporation in which it owns at least 25% of the value of the stock.

We expect for purposes of the PFIC rules, that each of Assured Guaranty Mortgage, Assured Guaranty Corp., AGRO, AG Re and Assured Guaranty (UK) (collectively, the “Insurance Subsidiaries”) will be predominantly engaged in an insurance business and is unlikely to have financial reserves in excess of the reasonable needs of its insurance business in each year of operations. Accordingly, none of the income or assets of the Insurance Subsidiaries should be treated as passive. Further, we expect that the passive income and assets (other than the stock of any indirect Assured Guaranty subsidiary) of any other Assured Guaranty subsidiary will be de minimis in each year of operations with respect to the overall income and assets of Assured Guaranty. Under the look-through rule, Assured Guaranty should be deemed to own its proportionate share of the assets and to have received its proportionate share of the income of its direct and indirect subsidiaries for purposes of the 75% test and the 50% test. As a result, we believe that Assured Guaranty was not and should not be treated as a PFIC. We cannot be certain, however, as there are currently no regulations regarding the application of the PFIC provisions to an insurance company and new regulations or pronouncements interpreting or clarifying these rules may be forthcoming, that the IRS will not challenge this position and that a court will not sustain such challenge. Prospective investors should consult their tax advisor as to the effects of the PFIC rules.

Foreign Personal Holding Companies.   A foreign corporation will be classified as an FPHC for U.S. federal income tax purposes if (i) at any time during the taxable year at issue, five or fewer individuals who are U.S. citizens or residents own or are deemed to own (pursuant to certain constructive ownership rules) more than 50% of all classes of the corporation’s stock measured by voting power or value and (ii) at least 60% of its gross income for the year is “FPHC income.” Under these constructive ownership rules, among other things, a partner will be treated as owning a proportionate amount of the stock owned by the partnership and a partner who is an individual will be treated as owning the stock owned by his partners. Also, stock treated as owned by such partner proportionally through such partnership will be treated as owned by the partner for purposes of reapplying the constructive ownership rules. If Assured Guaranty or any of its foreign subsidiaries were to become FPHCs, a portion of the “undistributed foreign personal holding company income” (as defined for U.S. federal income tax purposes) of each such FPHC would be imputed to all of Assured Guaranty’s shareholders who are U.S. Persons. Such income would be taxable as a dividend and should not be eligible for a reduced rate of tax under recently enacted legislation, even if no cash dividend were actually paid. In such event, subsequent cash distributions will first be treated as a tax-free return of any previously taxed and undistributed amounts. In addition, a distribution paid by Assured Guaranty to a U.S. shareholder that is not treated as a tax-free return of any previously taxed and undistributed amount and is characterized as a dividend would not be eligible for a reduced rate of tax under recently enacted legislation with respect to dividends paid before 2009. Further, in such case, upon the death of any U.S. individual owning common shares, such individual’s heirs or estate would not be entitled to a “step-up” in the basis of the common shares which might otherwise be available under U.S. federal income tax laws. Moreover, each shareholder who owns, directly or indirectly, 10% or more of the value of an FPHC is required to file IRS Form 5471. We believe, based upon information made available to us regarding our existing shareholder base and the expected dispersion of ownership of our common shares following this offering, that neither Assured Guaranty nor any of its foreign subsidiaries should be considered an FPHC for any prior year of operations or immediately following the offering. Additionally, we intend to manage our business to minimize the possibility that we will meet the 60% income threshold. We cannot be certain, however, that Assured Guaranty and/or any of its foreign subsidiaries will not be considered an FPHC, because of factors including legal and factual uncertainties regarding the application of the constructive ownership rules, the makeup of Assured Guaranty’s shareholder base, the gross income of Assured Guaranty and/or any of its foreign subsidiaries and other circumstances that could change the application of the FPHC rules to Assured Guaranty and its foreign subsidiaries. In addition, if Assured Guaranty or any of its foreign subsidiaries were to become an FPHC we cannot be certain that the amount of FPHC income will be immaterial. If Assured Guaranty (UK) were considered an FPHC, then its parent, Assured Guaranty Corp., could be subject to additional tax under these rules. However, because Assured Guaranty (UK) will be characterized as a CFC, Assured Guaranty Corp. will instead be subject to the rules applying to CFCs.

Foreign tax credit.   For U.S. Persons that own shares, which we anticipate will constitute a majority of shares, only a portion of the current income inclusions, if any, under the CFC, RPII and PFIC rules and of dividends paid by us (including any gain from the sale of common shares that is treated as a dividend under section 1248 of the Code) will be treated as foreign source income for purposes of computing a shareholder’s U.S. foreign tax credit limitations. We will consider providing shareholders with information regarding the portion of such amounts constituting foreign source income to the extent such information is reasonably available. It is also likely that substantially all of the “subpart F income,” RPII and dividends that are foreign source income will constitute either “passive” or “financial services” income for foreign tax credit limitation purposes. Thus, it may not be possible for most shareholders to utilize excess foreign tax credits to reduce U.S. tax on such income.

Information Reporting and Backup Withholding.   Under certain circumstances, U.S. Persons owning stock in a foreign corporation are required to file IRS Form 5471 with their U.S. federal income tax returns. Generally, information reporting on IRS Form 5471 is required by (i) a person who is treated as a RPII shareholder, (ii) a 10% U.S. Shareholder of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during any tax year of the foreign corporation, and who owned the stock on the last day of that year and (iii) under certain circumstances, a U.S. Person who acquires stock in a foreign corporation and as a result thereof owns 10% or more of the voting power or value of such foreign corporation, whether or not such foreign corporation is a CFC. For any taxable year in which Assured Guaranty determines that gross RPII constitutes 20% or more of AG Re’s gross insurance income and the

20% Ownership Exception does not apply, Assured Guaranty will provide to all U.S. Persons registered as shareholders of its common shares a completed IRS Form 5471 or the relevant information necessary to complete the form. Failure to file IRS Form 5471 may result in penalties.

Information returns may be filed with the IRS in connection with distributions on the common shares and the proceeds from a sale or other disposition of the common shares unless the holder of the common shares establishes an exemption from the information reporting rules. A holder of common shares that does not establish such an exemption may be subject to U.S. backup withholding tax on these payments if the holder is not a corporation or non-U.S. Person or fails to provide its taxpayer identification number or otherwise comply with the backup withholding rules. The amount of any backup withholding from a payment to a U.S. Person will be allowed as a credit against the U.S. Person’s U.S. federal income tax liability and may entitle the U.S. Person to a refund, provided that the required information is furnished to the IRS.

Proposed U.S. Tax Legislation.   Legislation has been introduced in the U.S. Congress intended to eliminate certain perceived tax advantages of companies (including insurance companies) that have legal domiciles outside the United States but have certain U.S. connections. In this regard, legislation has been introduced that affects the U.S. tax treatment of foreign corporation that are deemed to have “inverted” and other legislation has been introduced that includes provisions that would permit the IRS to reallocate or recharacterize items of income, deduction or certain other items related to a reinsurance agreement between related parties to reflect the proper source, character or amount for each item (in contrast to current law, which only refers to source and character). Other legislation would provide additional limits on the deductibility of interest by foreign owned U.S. corporations. While there are no currently pending legislative proposals on these matters which, if enacted, would have a material adverse effect on us or our shareholders, it is possible that broader-based legislative proposals could emerge in the future that could have an adverse impact on us or our shareholders.

Additionally, the U.S. federal income tax laws and interpretations regarding whether a company is engaged in a trade or business within the United States or is a PFIC, or whether U.S. Persons would be required to include in their gross income the “subpart F income” or the RPII of a CFC, are subject to change, possibly on a retroactive basis. There are currently no regulations regarding the application of the PFIC rules to insurance companies and the regulations regarding RPII are still in proposed form. New regulations or pronouncements interpreting or clarifying such rules may be forthcoming. We cannot be certain if, when or in what form such regulations or pronouncements may be provided and whether such guidance will have a retroactive effect.

The U.S. Treasury Department is considering proposals, and legislation has been introduced in the U.S. Congress, intended to limit significantly the benefits available under the income tax treaty between the United States and Barbados. Under the current treaty, dividends paid to Assured Guaranty Barbados Holdings, one or our subsidiaries, by Assured Guaranty Overseas U.S. Holdings are subject to a reduced withholding tax rate of 5%. However, possible changes to the treaty may result in the inability of Assured Guaranty Barbados Holdings and Assured Guaranty Overseas U.S. Holdings to continue to enjoy the reduced rate, in which case dividends paid to Assured Guaranty Barbados Holdings by Assured Guaranty Overseas U.S. Holdings would be subject to withholding tax at a rate of 30%. We cannot be certain if or when such changes to the treaty may be enacted, but it is possible that such changes in the future could have an adverse impact on us or our shareholders.

SELLING SHAREHOLDER

ACE Bermuda Insurance Ltd., a wholly owned subsidiary of ACE Limited, is the record owner of all 26,000,000 common shares being offered by the prospectus. All of these common shares were issued to ACE in connection with our formation. ACE’s principal executive officers are located at ACE World

Headquarters, 17 Woodbourne Street, Hamilton HM 08 Bermuda. Voting control over all of these common shares is shared by ACE’s executive management team, headed by ACE’s President and Chief Executive Officer, Evan G. Greenberg. Investment and dispositive control over these shares rests with ACE’s board of directors.

The common shares being offered hereby represent approximately 34.2% of our outstanding common shares. If all of such common shares are sold, ACE will no longer beneficially own any of our common shares.

Our proxy statement for our 2005 annual general meeting of shareholders describes certain business relationships between us and ACE.

PLAN OF DISTRIBUTION

ACE may offer and sell, from time to time, some or all of the common shares covered by this prospectus. We have registered the common shares covered by this prospectus for offer and sale by ACE so that those common shares may be freely sold to the public by ACE. Registration of the common shares covered by this prospectus does not mean, however, that those common shares necessarily will be offered or sold. We will not receive any proceeds from any sale by ACE of the securities. See “Use of Proceeds”. We will pay all costs, expenses and fees in connection with the registration of the common shares, including fees of our counsel and accountants, fees payable to the SEC and listing fees. We estimate those fees and expenses to be approximately $200,000. ACE will pay all underwriting discounts and commissions and similar selling expenses, if any, attributable to the sale of the common shares covered by this prospectus.

ACE may sell the common shares covered by this prospectus from time to time, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices, by a variety of methods including the following:

•       in privately negotiated transactions;

•       through broker-dealers, who may act as agents or principals;

•       in a block trade in which a broker-dealer will attempt to sell a block of common shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•       through one or more underwriters on a firm commitment or best-efforts basis;

•       directly to one or more purchasers;

•       through agents; or

•       in any combination of the above.

In effecting sales, brokers or dealers engaged by ACE may arrange for other brokers or dealers to participate. Broker-dealer transactions may include:

•       purchases of the common shares by a broker-dealer as principal and resales of the common shares by the broker-dealer for its account pursuant to this prospectus;

•       ordinary brokerage transactions; or

•       transactions in which the broker-dealer solicits purchasers.

At any time a particular offer of the common shares covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount of common shares covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, any discounts, commissions, concessions and other items constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the common shares covered by this prospectus.

In connection with the sale of the common shares covered by this prospectus through underwriters, underwriters may receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of common shares for whom they may act as agent. Underwriters may sell to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

Any underwriters, broker-dealers or agents participating in the distribution of the common shares covered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any commissions received by any of those underwriters, broker-dealers or agents may be deemed to be underwriting commissions under the Securities Act.

Some of the common shares covered by this prospectus may be sold in private transactions or under Rule 144 under the Securities Act rather than pursuant to this prospectus.

EXPERTS

The consolidated financial statements and financial statement schedules incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the issuance of common shares under Bermuda law will be passed upon for us by Conyers Dill & Pearman, Hamilton, Bermuda. Certain matters as to U.S. law in connection with this offering will be passed upon for us and the selling shareholder by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER UNITED STATES
FEDERAL SECURITIES LAWS AND OTHER MATTERS

We are organized under the laws of Bermuda. In addition, some of our directors and officers reside outside the United States, and a portion of their assets and our assets are or may be located in jurisdictions outside the United States. Therefore, it may be difficult for investors to effect service of process within the United States upon Assured Guaranty or its non-U.S. directors and officers or to recover against us, or our non-U.S. directors and officers on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law. However, we may be served with process in the United States with respect to actions against us arising out of or in connection with violations of U.S. federal securities laws relating to offers and sales of common shares made hereby by serving CT Corporation System, our U.S. agent, irrevocably appointed for that purpose.

We have been advised by Conyers Dill & Pearman, our special Bermuda counsel, that there is doubt as to whether the courts of Bermuda would enforce judgments of U.S. courts obtained in actions against us or our directors and officers, as well as the experts named herein, predicated upon the civil liability provisions of the U.S. federal securities laws or original actions brought in Bermuda against us or such persons predicated solely upon U.S. federal securities laws. A Bermuda court would likely enforce a final and conclusive judgment in personam, which means a judgment against a specific person rather than against specific property, obtained in a court in the United States under which a sum of money is payable, other than a sum of money payable in respect of multiple damages, taxes or other charges of a similar nature or in respect of a fine or other penalty, provided that the Bermuda court was satisfied that each of the following conditions were met:

•       the U.S. court had proper jurisdiction over the parties subject to such judgment;

•       the U.S. court did not contravene the rules of natural justice of Bermuda;

•       the judgment of the U.S. court was not obtained by fraud;

•       the enforcement of the judgment would not be contrary to the public policy of Bermuda;

•       no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of Bermuda; and

•       there is due compliance with the correct procedures under the laws of Bermuda.

Further, we have been advised by Conyers Dill & Pearman that there is no treaty in effect between the United States and Bermuda providing for the enforcement of judgments of U.S. courts, and there are grounds upon which Bermuda courts may not enforce judgments of U.S. courts. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Bermuda courts as contrary to that jurisdiction’s public policy. Because judgments of U.S. courts are not automatically enforceable in Bermuda, it may be difficult for you to recover against us based upon such judgments.

We obtained consent for the issue and transfer of the common shares to and between non-residents of Bermuda for exchange control purposes from the Bermuda Monetary Authority as required by the Exchange Control Act 1972 of Bermuda and related regulations, subject to the condition that our shares are listed on an appointed stock exchange (including the New York Stock Exchange). In addition, at the time of issue of each prospectus supplement we will deliver a copy of this prospectus and the prospectus supplement to the Registrar of Companies in Bermuda for filing pursuant to the Companies Act. However, the Bermuda Monetary Authority and Registrar of Companies in Bermuda accept no responsibility for the financial soundness of any proposal or for the correctness of any of the statements made or opinions expressed in this prospectus, or in any prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may read and copy any document we file in the SEC’s Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the SEC’s Public Reference Room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. For further information on obtaining copies of our public filings at the NYSE, you should call (212) 656-5060.

The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is http://www.sec.gov. The SEC file number for documents filed by us under the Exchange Act is 001-32141.

We are allowed to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file subsequently with the SEC will automatically update and supersede the information included and/or incorporated by reference in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the initial filing of the registration statement that contains this prospectus and prior to the time that ACE sell all of the common shares offered by this prospectus:

•       Annual Report on Form 10-K for the year ended December 31, 2004;

•       Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

•       Current Reports on Form 8-K filed on February 2, 2005, March 16, 2005, April 12, 2005, April 20, 2005, May 6, 2005, May 10, 2005 and May 18, 2005; and

•       The description of our common shares contained in the Registration Statement on Form 8-A, dated April 15, 2004, of Assured Guaranty Ltd., filed with the SEC under Section 12(b) of the Securities Exchange Act of 1934.

You may request a copy of these filings, other than exhibits unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing or telephoning us at the following address:

Investor Relations
Assured Guaranty Ltd.
30 Woodbourne Avenue
Hamilton HM 08 Bermuda
Telephone: (441) 296-4004

1,150,000 Shares

Assured Guaranty Ltd.

Common Shares

PROSPECTUS SUPPLEMENT
Dated December 18, 2006

Banc of America Securities LLC